Filed by Validus Holdings, Ltd. pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange of 1934, as amended
Subject Company: IPC Holdings, Ltd.
(Commission File No.: 000-27662)
On March 31, 2009, Validus Holdings, Ltd. (“Validus”) held a conference call of analysts and investors regarding its delivery of a binding offer to the Board of Directors of IPC Holdings, Ltd. (“IPC”) for the amalgamation of Validus and IPC. The following is the transcript of the presentation. The electronic slides referred to in the following transcript were previously filed on March 31, 2009 by Validus pursuant to Rule 425 under the Securities Act of 1933, and the transcript should be read in conjunction with those materials.

Additional Information about the Proposed Transaction and Where to Find It:
This material relates to a proposed business combination transaction between Validus and IPC which may become the subject of a registration statement and proxy statement filed by Validus with the Securities and Exchange Commission (“SEC”). This material is not a substitute for the registration statement and proxy statement that Validus would file with the SEC or any other documents which Validus may send to its or IPC’s shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Validus, at Jon Levenson, Senior Vice President, at +1-441-278-9000.
Participants in the Solicitation:
Validus and its directors, executive officers and other employees may be deemed to be participants in any solicitation of shareholders in connection with the proposed transaction. Information about Validus’ directors and executive officers is available in Validus’ proxy statement, dated March 25, 2009 for its 2009 annual general meeting of shareholders.

MANAGEMENT DISCUSSION SECTION
Operator: Hello, and welcome to the Validus Holdings, Ltd. conference call. All participants will be in listen-only mode. There will be an opportunity for you to ask questions at the end of today’s presentation. [Operator Instructions]. Please note this conference is being recorded.
Now I would like to turn the conference over to Jon Levenson. Mr. Levenson you may now begin.
Jon Levenson, Investor Relations

Thank you. Good morning and welcome to the Validus Holdings, Ltd., conference call. Before the market open today we issued a press release and supporting information which is available on our website www.validusre.bm. Today’s call is being webcast and will be available for replay, details are provided in the press release. As a reminder certain comments made during this call may be considered forward-looking within the meaning of U.S. securities laws. These statements address matters that involve risks and uncertainties and reflect our current view, our future events and financial performance. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and therefore you should not place undue reliance on any such statements. More detail on these factors can be found in our most recent annual report on Form 10-K and quarterly report on Form 10-Q, both filed with the U.S. Securities and Exchange Commission.
Now I’ll introduce the speakers on today’s call. Ed Noonan is the Chairman and Chief Executive Officer of Validus Holdings Limited, Jeff Consolino is the Executive Vice President and Chief Financial Officer of Validus Holdings Limited. Following the prepared remarks Ed and Jeff will take questions from participants.
With that I’ll turn the call over to Ed Noonan.
Edward Joseph Noonan, Chairman and Chief Executive Officer

Thank you, Jon and thank all of you for taking the time to join us this morning. This morning we delivered a Superior Proposal to IPC Re’s Board to acquire the company in a stock-for-stock merger. It’s an exciting opportunity which I think delivers great value to IPC Re shareholders and also great value to the Validus shareholders. It gives us the opportunity to create a leading global short-tail specialty insurance and reinsurance group and another new dominant player in the Bermuda marketplace. What I think I’d like to do this morning is hand the call off to Jeff Consolino who will talk to the details of the transaction then I will come back and talk about fiscal review. And Jeff and I will be handing off throughout the call. Afterwards we’ll be happy to take any questions that you may have. Jeff?
Joseph E. Consolino, Executive Vice President and Chief Financial Officer

For those of you who are following along with our investor presentation posted on our web I’m on page-2, short overview of the Validus’ Superior Proposal. What we’re proposing is a stock-for-stock merger, which under Bermuda laws would be affected by a plan of amalgamation. We’re offering Validus common shares in a fixed exchange ratio of 1.2037 Validus shares per IPC share, based on yesterday’s closing prices this value of IPC shares at $29.98 and the total common equity of IPC at 1.68 billion. This represents an 18% premium to IPC’s closing price yesterday. On a pro forma basis 57% of the combined company would be owned by existing Validus shareholders on a fully diluted basis and 43% by existing IPC shareholders. This morning Validus executed and delivered to IPC a definitive amalgamation agreement. The terms and conditions are substantially the same as the one executed by Max and IPC. We urge IPC’s Board to declare our binding offer and Superior Proposal and to change its recommendation to be in favor in our offer. Subject to shareholder approval we could close this transaction at the end of the second quarter of 2009.
In addition to shareholder approvals through IPC and Validus this transaction would require consent under the existing Validus and IPC credit facilities and customary

Bermuda regulatory approvals. It does not require U.S. insurance regulatory approval. Importantly, this transaction is accretive to Validus’ diluted book value per share and diluted tangible book value per share immediately.
Edward Joseph Noonan, Chairman and Chief Executive Officer

Let me talk about the strategic overview for Validus and why we think the IPC Re transaction would go well. In January and February, Jeff Consolino and I went to investor presentations and presented slides. Slide 3 in your package today shows the key strategic priorities for Validus in 2009. As we go through these, I think you will see that IPC Re fits with all of our strategic priorities. One of our goals would remain focused in the short-tail line as we continue to grow our diversified class of business. Of course IPC likes only short-tail business and creates space for us on the combined capital to continue to grow our non-correlating non-catastrophe business. Those of you who follow Validus have heard our mantra over and over that is that we make our money as underwriters, our investment strategy is predicated along the preservation of capital and liquidity. To do that, we need to raise high margin, high ROE business and again in this environment IPC Re reached that goal quite nicely. We’re in a rising price environment and in fact the rate of increases increasing about the day. We’re anticipating risk to continue to increase in the short-tail lines particularly capacity mutualize this year and into 2010.
We’re very pleased that Validus is a three year old company and we’ve enjoyed very, very strong fine penetration all over the world. Part of that is the relationships that we have and that developed part of it is the capacity we provided, but another key part of that is the technical expertise that we provide to clients and our analytical insight. The IPC portfolio has strong overlap with the Validus portfolio, I would dare to say that most of the businesses that they are on we’ve seen, we participate on much of it and we have priced and modeled. In that context the combination allows us to continue to penetrate those clients as we go forward and frankly achieve preferred signings and positioning on the account. We also talk about the ability to scale the Validus platform from the date we started the company we’ve made a significant investment in technology. We’ve been on review that we could double our focus business without adding any material cost. So, the IPC transaction of course comes and fixed that all to cycle. Lastly one of the things we’re most proud of is that we maintained a pristine balance sheet through the financial turmoil in the world. We won’t compromise that for anything.
IPC also brings a very strong balance sheet with good transparency to it and so we think that from a strategic standpoint the two companies will have one of the cleanest balance sheets of any company of our size in the industry. In terms of the value this proposal for IPC shareholders it’s clear that this is a superior value proposition again trading our offers at an 18% premium to IPC’s closing price last evening. Validus brings a very strong balance sheet with no exposure to equities for alternative asset classes and significantly lower financial leverage than the Max Capital proposal. The combined entity will have a capital base of $4.1 billion making it a significant global player in any class that we find attractive. We’ll also be creating a leading short-tail focus global underwriting platform to bring it to market. Validus has done a job of attracting teams of underwriters to capitalize our market opportunities and dislocation. That positioned us very well for organic growth. In addition to the growth we’re seeing from rate increase. The combination of the two companies will give us a much greater flexibility to optimize and exploit market opportunities. For us this is a very low transaction execution risk agreement in that we would expect the closing as Jeff described to be able to be accomplished very quickly and any integration that takes place we expect to be very smooth, very quick and very effortless. This is a superior outcome for Bermuda. The Bermuda markets, for IPC shareholders for Validus and our shareholders and also for the IPC clients. We know that is the key consideration for moving the proxy statements that IPC filed on Friday. Validus likes this business. We feel though we develop expertise I think we are showing a track record of being able to manage this risk [ph]. And so we are not looking to reduce our involvement in our rising rate environment, other than looking to optimize portfolios to bring two companies together.
Joseph E. Consolino, Executive Vice President and Chief Financial Officer

When I talk about the superior value proposition for IPC shareholders. Superior, it is a term that we’re going to throw around a lot, it probably seems self-evident but has a very specific meaning in the existing Max/IPC amalgamation agreement and that’s why we keep coming back to this point. The Validus offer represents an 18% premium over the current IPC trading price. We believe the combined company with a pro forma market cap based on yesterday’s prices of 3.6 billion as compared to 2.3 billion for the combination of IPC and Max brings the market capital of the company into a different league that few in Bermuda can match. We think the Validus stock will be received by IPC shareholders in the transaction is a more liquid and better performing currency what they otherwise could receive. Validus has superior average trading volumes over three to six months. Validus share price has performed well since our IPO. And our dividend, which is a measure of our confidence in our capital generating ability at $0.80 per year were translated to $0.96 on an exchange basis for an IPC shareholder, increasing our dividend by approximately 10% over the current $0.88 annual rate for IPC.
We think we achieved this with a stronger more conservative balance sheet. On the assets side, Validus only invested in fixed income and cash. We have no equities. We have no alternative investments. We have no hedge funds. We have no fund of funds. IPC does have a modest participation in equities and alternatives. It’s on a pro forma basis, we will see equities and alternatives representing only 7% of the combined $5.5 billion investment portfolio. When translated into the effect on equity, given the absence of meaningful investment leverage at Validus, alternatives and equities would represent less than 10% of the pro forma stockholder equity. And pass [ph] that with the combination of IPC with Max for over 35% of the equity would be invested in equities and alternatives. We see a lot more variability in risk in the stockholder equity of a combined IPC and Max than we do in a combined IPC and Validus.
In terms of our capital structure we and Validus have worked very hard to maintain our capital structure and construct it, because it is only made up of common equity and in very-very long term securities. Our only debt outstanding is hybrid debt, which gets radiated with capital credit and its 30-year final maturity with the 5-year deferral option. On a pro forma basis, we’ll be looking at a capital structure of $4.1 billion of total capital before purchase accounting adjustments and transaction expenses. This would be less than 2% total debt-to-capital and approximately 9.1% debt plus hybrids to capital. We believe this would position the combined IPC/Validus with substantial financial flexibility going forward.
Edward Joseph Noonan, Chairman and Chief Executive Officer

Let me talk about the strategic advantages to the combined group of a large capital base. It’s obvious to everyone that we are in a period of time where the turmoil in the global financial markets has created unprecedented strains on capital. When we look at the reinsurance industry, we think that there has been about 15% capital deflation during 2008. At the same time, there were no evident options to turn to raise capital today, and many of the players who were providing alternative capital like hedge funds and the like have left the sector.
Withdrawing capital for this sector leads to a very direct constrictions of available supply. At the same time, our plans are paced with the same issues. They too had capital deflation. They too have very few alternatives to raising capital. And so reinsurance has become for many companies the primary means of managing operating risk in their business and balance sheets.
Buyers are increasing demand at a point in time when suppliers are constricting. Suppliers are also very concerned about counterparty risk today. While seeing the highly public asset quality issues amongst some major players in the industry, this has led buyers very skittish. The large capital base of combined group and the outstanding balance sheet strength positions us extraordinarily well that environment.
This supply constriction and demand-drive has created a great opportunity. We’re seeing rate changes being manifested in the capital-intensive demand driven products. These are the things that Validus specializes in. When we look at lines like catastrophe and energy, we see significant rate increases, and as I mentioned earlier, the rate of increase is increasing. We don’t see that in liability pricing. In fact, we don’t see any shortfall capacity at all in liability pricing. It’s an exciting time where the industry is reshaping itself and out of this will emerge some the new leaders. We think the combined capital basis, the combined business platforms of the two companies will allow us to emerge as one of the global leaders of the short-tail business into the future.
If you look at page 10, you can get a sense of some of the diversification attributes that Validus has created overtime. Both Validus and Max Re write roughly 45 or 46% of their business as insurance. We do it through our syndicate at Lloyd’s-Talbot underwriters. So, when we combine Validus with IPC, as compared to Max with IPC, the company ends up with a 36% insurance book and a 64% reinsurance book. We think that’s a good diversification.

If you turn to page 11, you’ll start to see how the strategic difference in diversifying has affected the two companies. If you look at the Max/IPC combined entity, 48% of their business is in long-tail lines. Again, long-tail lines aren’t seeing the type of rate increase that we are seeing and in fact there is still lots of competition say for a few lines within a pocket. Validus Re on the other hand is 95% short-tail when combined with IPC, and that’s where rates are moving nicely. Short-tail isn’t the same as catastrophe.
If you turn to page 12, you can see both Validus and Max bring about a $1 billion of non-correlating premium. By non-correlating, I mean non-catastrophe-exposed premium. For Validus, that premium looks like non-catastrophe buyer business around the world, marine business, voluntarism. For Max, that business is professional liability, DNO and ENO, excess liability, agriculture and medical malpractice. That’s a key strategic difference between the two companies. When we think about Validus and go back to 2007, we decided that we needed to diversify and reduce our reliance on the catastrophe products and we had two options. We looked at that the U.S. E&S market and we looked at Lloyd’s. Our view to U.S. E&S market was that it was crowded, it was competitive, the competitors were begun at deep pockets and there were lots of people entering the market. When we looked at Lloyd’s, no one had acquired a Lloyd’s syndicate in quite some time. As the first mover into Lloyd’s, we had the wonderful opportunity to acquire the premier syndicate that could be acquired Talbot underwriters. By acquiring Talbot, we have gotten everything that we expected to get and nothing that we hadn’t, no unpleasant surprises.
The table at the top right-hand corner of page 12 gives you a sense of the divergent path that we’ve gone down since 2007. Validus having acquired the Talbot syndicate in 2008 generated $709 million in gross premiums out of Talbot with a 93.3% combined ratio and $40 million of net income before taxes.
Back step to entering the U.S. E&S market and in 2008 we generated $194 million in premium at 138% combined ratio with a loss of $10 million. The idea that a short-tail company can’t be well diversified away from capacity risks, I think was proven to be false in 2008, and I think the chart of lower right-hand quarter of page 12 displays this.
Despite 2008 having more than $50 billion of losses in the global capacity market, and despite Hurricane Ike being the third most costly hurricane to ever hit the United States, Validus generated virtually the identical combined ratio with Max with their casualty diversification. Ike [ph] has a great testament through the diversifying benefits that Validus has created both within our reinsurance book, and of course importantly, in our Lloyd’s syndicate.
On page 13, I think you’ll get a sense of how we did that. One of the goals that IPC Re’s Board laid out in a proxy statement as part of this process was management succession. When you look at the management team with Validus, it’s extraordinarily deep and experienced. This management team is unusual for a company of our size and frankly would be unusual for company of two or three times our size. We got a management team comprised of people with 20, 30, almost 40 years of experience in the business. They’ve run major brokers, primary companies, reinsurance companies, they’ve been investment bankers on both sides of the ocean. They’ve run Lloyd’s syndicates for years and years with great results. They’ve been Deputy Premier of Bermuda. This is a management team that’s experienced, that’s pretty slow and conservative, but also willing to be assertive where we see a good opportunity.
If you look at page 14, you’ll get a sense of that when we formed the company we thought that there was a significant first mover opportunity. We assembled a great underwriting team and a deep analytical team so that within days of forming a company, we are able to write over $200 million in premium, within a month of forming the company we’re able to form a sidecar and take advantage of market conditions in the Gulf of Mexico.
At January 1st of 2007 we saw a great market opportunity in terms of peak pricing and we were able to grow our business 67% year-on-year, also in 2007 as I reference earlier we acquired the Talbot syndicate to create a more diversified short-tail specialist company. In doing so we achieved our objective and we also blazed the path for tens of other companies to follow us into Lloyd’s. Where as I said by being a first mover we had our pick of syndicate. Having the Talbot platform has enabled us to grow our business organically using the Lloyd’s licenses and franchise and ratings around the world. So within late 2007 we were able to attract a team from Latin America, which has hit the ground running as really getting great traction in the marketplace at a time when we were seeing positive rate movement in Latin America.
Late last year, as we saw the onshore energy business beginning to experience difficulty, we were able to attract the AIG onshore energy team. That team has been a market leader for decades; on joining Validus they bring that expertise and importantly a global business with two-thirds of it outside the United States.
Similarly in the fourth quarter we saw aviation rates begin to halt [ph] and we were able to attract the XL Aviation team in London with syndicate. Those type of moves were done conservatively, but at the same time assertively where we saw opportunity. We think the IPC transaction falls in exactly the same category.
In putting the two companies together, we’ll create an essential go to market for catastrophe reinsurance and in fact more broadly for all short-tail reinsurance, and at the same time as we continue to grow our non-correlating business organically and through the teams we have attracted, we will be able to maintain our diversity as a company and not be over reliant on the excess products. We like our long-term prospects a lot. We think this deal enhances our long-term prospects a lot.
Our market position in Bermuda is strong today. The combined company will have outstanding market position. We will have better pricing power as I say. Virtually every deal will have to come to us at some point that will allow us the opportunity to negotiate lease terms, preferential signings, and at times be able to do private deals. Our Lloyd’s platform is a leader in the classes that matter to them. Lines like marine, war, terrorism and other non-correlating lines of business. They are leaders today, they have been a leader for years in those classes and we will continue to look at growing our business through recruiting a specialty team any time we see a market opportunity, so the prospect for Validus on a standalone basis, we like a lot, on a combined basis as I say we think we see the opportunity to create a market leader coming out of this period of dislocation and turmoil.
Joseph E. Consolino, Executive Vice President and Chief Financial Officer

Ed has been talking about superior long-term prospects for our company and that’s impossible to demonstrate at this point in time other than the actions we’ve taken to set ourselves up for long-term success. We can judge our company though by our track record in the recent past since our formation. 2008 was a traumatic year in the financial sector and in the insurance sector. We emerged from 2008 with higher shareholder equity at the end of the year than we came into at the beginning of the year. Very few companies can say that. Our preferred measure of creation for shareholder value is growth in diluted book value per share plus accumulated dividend. By this measure, we increased shareholder value by 2.4% in 2008. We believe that medium performance in Bermuda was down 10 to 15% and worse for the P&C sector more broadly. Our record in 2008 was outstanding even with Hurricane Ike, other catastrophe events in the market and the financial market turmoil.
Looking over a longer period of time since we’ve been formed, our compound annual growth in book value including the traumatic 2008 year for the industry has been 13.2%. This compares to 8.8% for Max over the same period. I want to come back to the low transaction execution risk; this is the point we made at the beginning of the presentation. To reiterate, Validus has already executed and delivered an amalgamation agreement to IPC. This contains substantially the same terms and conditions in the IPC Max agreement. Both Validus and IPC are Bermuda-domiciled companies with no U.S. admitted carriers; this means no U.S. regulatory approvals unlike the IPC Max agreement. We believe the Validus merger for IPC can be completed more expeditiously in a Max combination.
Edward Joseph Noonan, Chairman and Chief Executive Officer

Just to summarize, I described to you at the outset why this transaction met Validus’ strategic objectives. Having taken the time to review the IPC’s stated strategic objectives and their proxy filings, we also meet all their conditions. In fact we meet them so well that I can’t imagine another company matching up quite so effectively. Our value proposition is clearly superior. At 18% premium, it should be very attractive to IPC shareholders. We bring a strong clean balance sheet at a point in time when that is priceless in the world. We’d create a combined entity with a capital base of $4.1 billion at a point in time when some of the biggest players in the industry are pulling back dealing with their asset problems, reducing risks, again this is a point in time when new market leaders will be created. The combined company has exactly that positioning.
In Bermuda, we’ll be creating the leading short-tail focused underwriting platform. As I described to you, we already have embedded long-term growth and return prospects for the teams that we have added through the syndicates and through the geographic expansion that we have undertaken. Jeff described the low transaction risk and we think that one of the other considerations that was important to this, this be an attractive deal for Bermuda, for the Bermuda community and for IPC’s clients. Validus’ offer has every one of these hallmarks.

Most importantly, this is a very attractive deal for Validus and its shareholders. It’s a very attractive deal for IPC and its shareholders. It’s an attractive deal for the Bermuda market. It’s an attractive deal for IPC’s clients. We think that the opportunity is here to create a leader in the marketplace. We think this combination positions us perfectly to do that.
So why don’t we leave off there and we’ll be happy to take any questions that you might have?
QUESTION AND ANSWER SECTION
Operator: [Operator Instructions]. We have a question from Brian Meredith of UBS. Please go ahead.
<Q – Brian Meredith>: Yes thanks, good morning everybody. I guess one big question here is what do you – I guess you haven’t done the due diligence, but what do you think that the PMLs will look like post merger between IPC and Validus Re? And is that going to exceed kind of the threshold that you currently have in place for Validus? And if so, how will you manage that going through the 2009 wind season given we’ve already been through kind of the one-month renewal season?
<A – Edward Noonan>: Brian, this is Ed Noonan, and obviously that’s one of the central questions. IPC has good transparency in terms of publishing their zonal aggregates. And like us, they don’t rely on probabilistic models for managing risk. When we look at our zonal aggregates and compare them with the IPC zonal aggregates, if you recall, our threshold is never to have our zonal aggregates exceed 65% of capital. On a combined basis, the company has no zone that exceeds 62% of capital. That doesn’t mean that we’ll necessarily look to go into wind season with that amount of zonal aggregates. We’ll look at all sorts of hedging opportunities, and I am sure that we’ll take some steps in that regard, but it’s interesting to us in addition to looking into zonal aggregates, of course we look at the probabilistic measures, and here our analytical team has had to make some assumptions because IPC doesn’t publish PMLs. But I don’t think our assumptions can be off by two big a miss factor [ph]. Validus has a threshold of one in 100 events for U.S. wins not exceeding 25% of capital. When we look at the combined company, we’re at 23% of capital. When we look at the 1 in 250 year wind event, we’re at 29.6% of capital. The California earthquake event is roughly 18% of capital. So on a combined basis, the two companies are extremely well capitalized and certainly have the financial wherewithal to carry the risks. As I say, that doesn’t suggest that we won’t be looking to take steps in the interim. But if there were no capabilities out there at a point in time when pricing is this attractive, we would go into wind season within our risk tolerances as stated.
<Q – Brian Meredith>: Okay, great. And then the second question is, if I take a look at the combined entities here, while it appeared to be accretive from a book value perspective, it actually appears to be dilutive from an ROE perspective. Is that true, what are the measures to be taken here as far as expense saves or stuff to basically keep the combined ROE similar to what Validus’ current return on equity is?
<A – Jeff Consolino>: Brian, this is Jeff Consolino. As you know, we’re not a forward-looking guidance company. I think it is clear that the ROE achieved by Validus historically has exceeded that of IPC. We will obviously be looking for ways to bring that in line over time. But I think it would be premature to comment on things like synergies or cost savings at this moment.
<A>: So, Brian, what I would say is that you’re highlighting one of the things that we’ve done very successfully at Validus. We’ve grown non-correlating risk classes to achieve a higher return on equity. As I mentioned in our prepared comments, we have lots of opportunity to continue growing non-core relating risk classes. This is one of the things that we bring to the IPC shareholders and we expect that we will grow very quickly back into the balance that we’ve been trying to achieve and we probably won’t get their in 2009 perhaps, but by 2010 we would expect to be back in line and generating something close to the type of ROEs that Validus has been looking for.
<Q – Brian Meredith>: Great, thank you.
Operator: Thank you. Our next question is from Jay Cohen, Banc of America-Merrill Lynch. Please go ahead.
<Q – Jay Cohen>: Yes, thank you. I guess on the book value accretion, can you quantify as you put these companies together assuming the current prices, I guess the prices matter so much since the share count is fixed, what kind of book value accretion you are coming up with?
<A>: Sure Jay, we are working up December 31, which is obviously a backward looking measure, but at least absolute yardstick to look at. Based on the fixed exchange ratio, you are right there is no variability based on share price until the value goes above their book value, in which case we would theoretically book goodwill, that wouldn’t change tangible. At current prices, we’re looking something once calculating in the termination fee and transaction expenses. It would create negative goodwill of call it a triple digit millions and add to book value per share on a diluted basis by over a dollar for Validus.
<Q – Jay Cohen>: Okay. I guess the next question is pretty clear that IPC had been out there, talking with people, looking around, looking for partners, where were you guys before hand?
<A>: We’re in Bermuda Jay. We were not contacted as part of this process and I really don’t think we can comment on why it is, we weren’t contacted. I’m sure its again logical to us to go with and diversify IPC’s business that we will be a worthwhile party to talk to given our business profile. But, since we weren’t contacted and since the amalgamation agreement signed by IPC and Max it is the way it is. This is really the sole means for us to express our interest and say that’s what we’re doing.
<Q – Jay Cohen>: Got it. Next question and then I’ll jump off and let others ask. When Max talked about this deal, when IPC and Max talked about their merger, they talked about excess capital emerging from this deal, because capital is essentially locked-up in IPC because it’s a monoline CAT company. Do you feel that same way and if so can you quantify what sort of excess capital you would see emerging under this transaction?
<A>: We have – we have a view Jay that when we have excess capital we’ll evaluate and whether we should return it to shareholders or deploy it in our business. We will also say it consistently that we make those determinations after wind season is passed. Based on the model and we’ve got it, it seems possible and realistic to us there is excess capital over that quantum that would be in the company. But I would not look for us to release that excess capital until we get through the wind season and that’s what our prospects are for 2010.
<Q – Jay Cohen>: Right, all right. Okay, that’s it for me. I can jump back in. Thanks.
Operator: Thank you. Our next question comes from Josh Smith of TIAA-CREF. Please go ahead.
<Q – Josh Smith>: Hi, thanks for taking the question. Couple quick ones actually. How is the 50 million breakup fee that Max is due going to be treated should we think of that as reducing, is Validus willing to pay that or do you think that that’s not going to be paid, how are you thinking about that?
<A>: Well, Josh it is a big number but we factor that into our purchased equities. It’s simply a reduction in the book value that we’re buying and therefore net worth that we’re not going to pick up, business gone outside the system.

<Q – Josh Smith>: Okay and the second one I guess is how are you prepared to, well its clearly the market typically when there is an all stock deal, there is some pressure on the acquirer and the target moves up, so to the extent that that erodes the value of your all stock offer or how do you think the IPC shareholder react to that?
<A>: I don’t think we can really say, we threw the words superior proposal a lot on this call and we – we really do believe that this is a superior proposal and the final consideration will be delivered several weeks and months down the road here. We believe with our market capitalization and our trading characteristics that we’re well positioned instead to work through any near term disruption and we’re expecting that people will see the long-term value of this combination.
<Q – Josh Smith>: Got it. Thanks a lot. I appreciate it.
Operator: Thank you. Our next question is from Tisha Jackson [ph] of Columbia Management. Please go ahead.
<Q>: Hi. Thanks for taking the call. Just a couple of questions. First, when Max talked about the IPC Re deal, they did talk about the fact that they were likely going to have to shed I think it was 50 to 75 million of premiums to stay with in kind of acceptable zonal aggregates for them. Have you kind of looked at the IPC Re book and figured out if you’ll have to shed premiums going forward in order to kind of stay within appropriate zonal aggregates, would be my first question. And then second, how do you think the rating agencies, well have you talked to the rating agencies about this deal and second, since the rating agencies do seem to give some benefit to diversification between kind of longer tail lines and shorter tail lines. How much do you think that you are going to be able to kind of leverage on a premium to surplus basis or whatever you can maybe talk about for the combined entities?
<A>: Tisha lets – let me first address the question of risk and zonal aggregates and whether we need to shed premium. As I mentioned the combined company, with the combined capital basis actually comfortably within our risk preferences, if we do nothing.
<Q>: Well, but are your risk preferences, I mean are they appropriate in the current environment where you can’t raise equity to replace, you know if a big storm hits, it’s unlikely that the equity markets will be minimal?
<A>: Yeah, no I think that’s a good insight and one that we are very aware of in fact in planning our own business for the year. We’ve been very actively aware of that, as we were last year. Last year, we bought retrocession for the first time back in the spring, because we had a fear that if there were a big event the equity markets wouldn’t be available. As it turns out, we didn’t need that system, but they were there. So, we don’t like the idea of putting ourselves in that position. As I say, I started to say that zonal aggregates and the PML is all within our risk allowances. But having said that, we will look to hedge the risk before wind season. We’ll look at every option that’s out there. Do we need to shed premium to do that, well we’ll probably shed premium in the form or retrocession premium or other consideration. But going forward, the way we think about the business for 2010 we will do a few things we will run our portfolio optimization routine against the capital to see where in fact your capital efficiencies in the combined work and there will be a significant capital efficiencies. Just from the modeling we’ve done already we can see that. That’s the more efficient use of capital by creating better balance across the world. The second thing we’ll do is we’ll look at the pricing, pro forma returns between the business next year compared to other options that we may have including returning the capital to shareholders and those are the factors that will drive our thinking as to how much risk we take on, how much capital we need to support that risk and how much capital is freed up and should be returned to shareholders. So, for 2009 I think IPC Re has a good track record of being a good underwriting company. We have a very good respect for them. And they say we are within our tolerances that doesn’t mean or suggest that we are not going to take steps if available to reduce that risk level, but the two companies can with stand all these tolerances. And frankly the combined capital base although its an unpleasant part, in the absence of an equity market and a big event I would very much like to give the guiding start of the year with $4 billion in capital. I think if you think about a big event the day after the major players we want to clean out [ph]. That’s exactly the type of provisioning that we are looking to achieve not just in cap but in line of business where there is opportunity. And that’s the power one of the powerful aspects of this transaction, the ability to create a brand new global market force in the reinsurance and short-tail insurance lines. So, I’m going to let Jeff address the rest of your question for you.
<A>: Thanks. Tisha you had asked about the rating agencies. IPC and their 10-K highlights two rating agencies A.M. Best and S&P, so I’m going to stick my comments to those agencies not just fight any other agencies that are out there. But A.M. Best currently rates IPC as an A that has a negative outlook. By comparison Validus is A minus. S&P currently rates IPC A minus with a stable outlook, and we are not currently rated for claims paying ability by Standard & Poor’s. We’ve spoken to all of our rating agencies partners those who currently rate us and those that we are developing relationships with I would not characterize their position as anything that would stretch to supportive or anything else this is just a communication with them about the transaction and what we are trying to achieve. I would expect that our ratings will go on watch with developing implication across the Board until the transaction closes. But, we are starting from a perspective where the ratings for IPC are higher than those of Validus, though that’s not something that intensively [ph] is turning to us from the Validus perspective.
<Q>: Thank you.
Operator: Thank you. Our next question is from Ian Gutterman of Adage Capital. Please go ahead.
<Q – Ian Gutterman>: Hi guys. You spend a lot of time in these slides in the presentation talking about why this is a win for IPC versus the alternative which is very clear to me, but you can explain quite as much time talking about why this is a gift for the Validus shareholders. And I guess specifically what I mean is if you just look at how the reinsurers are traded, the ones with the most CAT exposure always have lowest multiples and you are – you sort of did involve into that cap, I think partially because of the Talbot, what Talbot brings to you guys from a mixed perspective increasing your mix towards more cap, which seem to be bad for your multiple over time. I understand why it’s good for the short-term for this wind season given the capacity constraints, can you walk us through why you feel longer terminals was not going to do here by having more cat exposure?
<A>: Sure, I guess the first thing I would is that maybe challenge the notion that the companies that carry the most cat risk don’t trade at the highest multiples, I think we’ve got a pretty good case and point on the Island, a company that has always traded a premium multiple that takes on perhaps the biggest amount of cat risk on the island, but manages it well.
<Q – Ian Gutterman>: Right.
<A>: And that is in fact the track that Validus has proceeded down from day one, the analytical expertise, the underwriting expertise to manage risk well. If you think about it, in a year we had Hurricane Ike, Hurricane Gustav and lots of claims all over the world. Our reinsurance operation where we take on cat risk ran at 86% combined ratio. I think Validus has proven that it has the ability to take on risk and manage it very well, that’s a key differentiator. But having said that in terms of the overall attractiveness of Validus we have focused on the short-term a bit, ideally on that and I think that’s just kind of natural, but I think also we’ve talked a bit about the long-term, over time and I suspect rather quickly we will once again come back into the type of balance that we created at Validus between catastrophe and non- catastrophe products simply on the growth that we’ve got embedded in new classes we’ve added, the new teams we’ve brought on board, the new geographic areas that we’ve opened up.
We’re in a good market for the products that we sell, Talbot today out of the 18 classes that they underwrite they are seeing positive rate indication from 16. So, we’re in a marketplace with non-correlating lines that are going to grow nicely, it’s not a six months phenomena this will continue well into 2010. And in conjunction with the new classes we brought on board we think we’ll see it very quickly go back towards that type of balances that you were referencing. And that’s the position we like, we don’t have a firm target, so that is the position that we like. And we think we will get back to it quickly. And of course actually in 2009 season we have a lot more influence over the balance between the two. I also think that it probably is easy to underestimate in a business where you are selling a promise to pay a significant capital base with a very conservative asset portfolio and a good track record of risk management at a point in time when the biggest companies in the industry are tottering, cutting back, writing down assets, we are in a period where opportunity is everywhere and is growing.
So, the idea of positioning ourselves to create a global leader in this phase isn’t simply worth. There are going to be new global leaders emerging over the next couple of years and we think that we are well position to do that at Validus. We think we would be wildly well positioned to do that as a combined entity. We think that creates tremendous value to the Validus shareholders, we think it obviously creates tremendous value to the IPC shareholders.
<Q – Ian Gutterman>: Very good, that’s a very thorough answer. That’s very fair. I guess my other question is, you talked about how there is a lot of over lap between the two books and that you kind of see averaging in a way which obviously makes sense and vice versa I guess I’m wondering though to some extent, I would assume in a lot of cases if you put the two books together you are on a lot of the same programs and the combined line size might be higher than you like, so I understand that certain programs obviously will be the opposite, but can you talk about overall, I mean the places where you want to have higher lines as versus the places you have to reduce because you already are going to have too much combined, why is that necessarily an improvement overall. I guess, I would have thought that maybe you would have to shed some — you may be shed some Florida exposure or shed some peak zone exposure and diversify more into zones that Validus hasn’t played in as much before, which may or may not depending on how the optimization wise could be better, but isn’t necessarily. So, do you see it ongoing?
<A>: I do and I would say you’ve got an excellent question. When we look at the two companies, we see again starting at the risk management level. We see Validus has from day one managed risk like adding up limiting force in each zone, hedging that against our capital. IPC has done exactly the same thing. So, from a risk management perspective we’re starting from a very clear healthy standpoint. Now, when we look at any one zone or any one program, I think you’re exactly right. We are likely to come to a situation for both again. We would like to take a little less in the Gulf states or a little less on this program or we would like to shift our participation on a program from lower layers to higher layers. There are certainly underwriting risks and appetite considerations there or analytical approaches I think is – I think a bit different at IPC. We’ve made a very, very big investment in that. And so, there will no doubt we’re reshaping of the combined portfolio going forward, that’s natural. We can’t affect that very much in 2009, but I think for 2010 that would be a key focus once we get past the July 1 renewal. To begin running our optimization routines, going account-by-account and staging our renewals next year with the ideal position that we would like to have, the ideal portfolio we would like to construct and lines we do like to have, where we would like to have them given our assumptions about pricing returns. So, it still comes back to in a very short-term, we’ll look to hedge as a way of reducing exposure. Almost as shorter term will begin reshaping the two portfolios in a way that should optimize how we deploy capital and take on risk and also allow us to bring that risk back in line with our non-correlating classes.
<Q – Ian Gutterman>: Okay. And then just finally, how does this change your appetite for energy? If I recall, IPC isn’t really in that business, and I think you guys are looking at maybe having to cut back given some of the availability of reinsurance, but now that you already have a better, bigger balance sheet, there will be a scenario you can keep the same growth as last year, but it will be a smaller percentage of the combined balance sheet. So does this lead you to know you have to shut as much energy business as you originally thought?
<A>: The energy business is interesting. It has a couple of different components for us. The Gulf of Mexico being one. And this year, we are writing the same net amount of risk as we wrote last year. Last year of course, we had a collateralized quota share that allowed us to increase our portfolio threefold on most accounts. That quote share has gone away, and so we are simply writing the same net. We are not in the market to take on an expanded participation in the Gulf at this point in time. You are right. I don’t believe that IPC has much in a way of exposure there, but we are comfortable with where we are, pricing is excellent and we like the profile of our book.
<Q – Ian Gutterman>: That – basically energy as a percent of the combined book then goes down?
<A>: Yes, that’s right.
<Q – Ian Gutterman>: Got it, okay. All right. Thank you very much.
<A>: Thanks Dave.
Operator: Thank you. We have a question from Jay Cohen of Banc of America/Merrill Lynch. Please go ahead.
<Q – Jay Cohen>: Yes. I am not sure I really came out in the slides, but if you look at the pro forma company, what percentage of the premiums now would be catastrophic reinsurance?
<A>: Jay, the percentage of premium that would be catastrophe reinsurance would be approximately 35% on a 2008 basis.
<Q – Jay Cohen>: And where was Validus by it self in ‘08?
<A>: 25% approximately.
<Q – Jay Cohen>: Okay. And I guess the other question and maybe you answered this already, but I’ll ask it and answer it differently just to. Since the cat business is a subscription market, you did get a chance to see this business and sometimes and when I’ve talked to companies how were buying a cat company, they say, “well, we see the business anyway, why would we buy the company?” I mean, how much access did you have to IPC’s business given that it is a subscription market?
<A>: Let me — the first thing I’d say Jay is, you are right, it is the subscription market. But I see IPC also has done a very nice job over the years building a very relationship focused business. So, they have lots of customer relationships or as expected they get very, very nice preferred positioning. And of course that TELUS is potentially attracted by the combination. So, I think what normally when people talk about acquiring a CAT company, they say why would you do that, you can get the business anyway. Well, you can’t get the business if you don’t have the capital to support it, and in most of those cases, the interest value would never pay a premium for a cat company if you can get the business on your own, hence we are not. And so, we actually look at this as being a perfectly logical transaction, and consistent with point that you just raised, and again we think that the combined company and its market positioning should be a very powerful driver of enhanced margins. Our ability to reduce our size and capacity to quote terms on virtually everything to achieve preferred signings and to do private deals will be greatly enhanced. All of those things are margin enhancing opportunities for us.
<Q – Jay Cohen>: Great, thank you.
Operator: Thank you. Our last question today comes from Brian Rohman of Robeco Investment Management. Please go ahead.
<Q – Brian Rohman>: Good morning. A couple of questions. I want to follow up on something Jay asked earlier and I think Jeff took in a slightly different direction, it was the issue of excess capital generation. And I think you took it in the area of, if it happens, what you do with it. I just want to go back to the first part, which is that would it happen in this situation because the Max-IPC combination, the creation of capital from diversification and also size is explicit and explicit benefit. Does that happen here as far as you can tell? Then I have another question.
<A>: Sure. I guess much has been made of the idea that you can spreadsheet two companies together and there is a covariant formula or what have you that don’t [ph] excess capital and the models. But I think there is also a level of discussion that gets into with the rating agencies that these models are only tools and their assessment of whether you have excess capital or not is reflective of their competency management and their competency in the business plan. We haven’t sat down with the rating agencies and given the timing here to talk through that.

<Q – Brian Rohman>: Obviously, sure.
<A>: I’m afraid I can’t really satisfy request for an exact number of excess capital, but we view our rating trajectory to be an upward arc. We value what the rating agencies bring to us and we value that relationship. We are certainly not going to make any promises of distributing excess capital before we figure out what we’d like to do with it and whether we can earn Validus type returns on that capital, first and foremost and then any other excess capital that emerges, I think it will be subject to a discussion with our rating agencies.
<A>: Well I think the other thing that can be easily overlooked is that as I mentioned in one of the slides, there is diversification and both Validus and Max bring about $1 billion of non-correlating premiums to the table. So, the diversification benefits that you are referencing I think is reasonable to expect, you would do something analogous in Validus IPC Re combination. I also think diversification in and of itself isn’t valuable. I think.
<Q – Brian Rohman>: Is not valuable – isn’t it?
<A>: No I think profitable diversification.
<Q – Brian Rohman>: Of course.
<A>: Where you create value? And I think we have established in the short period of time a rather nice track record of creating profitable diversification as opposed to diversification to diversification type. That too has an effect on capital requirements.
<Q – Brian Rohman>: Okay, fair enough. Last question again, it relates to capital is, I remember Brian at the very beginning asked about your PML’s and you felt comfortable with them on a combined basis even though you don’t have a great look at IPCR’s numbers at this point. Do you view this, and this is well tied in, do you view this as an opportunity to diversify the company? By that I mean in effect put the balance sheets together and start to reduce the property exposure. And I mean you talked about in the past you brought on teams from XL, from AIG, is this an opportunity to shift capital within the Corporation to lines that you think are important?
<A>: Yes actually Brian, I am glad you asked that because that’s one of the things that I think we can try to bring out. But you have to look at the very near term where they are putting the IPC caps [ph] portfolio together with our company. But at the same time, we’re growing more rapidly in non-correlating areas. We’re growing because of the teams we’ve added, we are growing because of drill rate increase. And so, the goal isn’t to create a catastrophe company, the goal is to expand what is a very nice diversified short-tail company into a global leading diversified short-tail company. Step one is the culmination of the two portfolios. Step two is to grow the non-correlating business as we are and bring the portfolio back into a balance that we would targeting. So, again we are comfortable with the aggregates that the combined companies carry, but I don’t want to get lost of the notion that we will in fact be out looking to hedge as well. And the goal here isn’t to create a new cat company. The goal here is to build off of the foundation that we created as a diversified short-tail company and create a market leader out of it.
<Q – Brian Rohman>: Great, thank you.
Operator: Thank you. This does conclude today’s question and answer session. At this time, I would like to turn the call over to Mr. Noonan for any closing statements.
Edward Joseph Noonan, Chairman and Chief Executive Officer

Thank you, Andrea. And thank you all for listening in and your questions as well. Thus, this is a very attractive proposition for everyone involved, attractive to our shareholders, attractive to IPC shareholders, attractive to the marketplace. We have a very high respect for IPC, their business. And we think that we’re a better home for that business on every level. When we look at the criteria that the IPC Board used in their process, we think we fit better than anybody else we can think of. This is a transaction that we think positions to us to emerge from this period of dislocation in the world as one of the true leaders in the global insurance/reinsurance short-tail space. That positions us to exploit any and every opportunity that comes along and there will be lot more opportunities that come along. As a result of that, we are absolutely committed to this opportunity. This is a transaction that we think makes so much sense for everyone involved, certainly for the Validus shareholders if you certainly help our management as well as our Board that we are absolutely committed with. Thank you.
Operator: This conference has now been concluded. Thank you for attending today’s presentation. You may now disconnect.